UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 18, 2024, Lilium N.V. (“Lilium”) published a press release announcing that is has signed a binding sales agreement with Saudi Arabian Airlines Corporation (“Saudia”) for 50 Lilium Jets, with an option for 50 additional jets. This binding sales agreement follows the Memorandum of Understanding between Saudia Group and Lilium signed in October 2022. The sale is the largest of its kind in the MENA region and an important eVTOL industry milestone.

A signature ceremony was held at Lilium’s headquarters in Gauting, near Munich, Germany on July 18. The contract was signed by Fahd Al-Jarbou, CEO of Saudia Private, representing Saudia Group, and Lilium's CEO Klaus Roewe. Lilium believes this is the largest binding order for eVTOL aircraft outside the United States and the largest eVTOL order worldwide by an airline operator.

The agreement includes a schedule of deposit and pre-delivery payments (“PDPs”), timeline of future deliveries, guarantees on aircraft performance, and provisions on spare parts, maintenance and repairs. In addition, the parties intend to sign a comprehensive “Lilium POWER-ON” agreement for aircraft fleet maintenance and support services. The agreement provides for 50 Lilium Jets to be delivered in batches over four years starting in 2026, with certain of the batches subject to customary confirmation or cancellation rights at specified intervals. Lilium’s receipt of and access to PDPs to be paid pursuant to this agreement will depend upon achievement of agreed milestones and certain financial thresholds.

Saudia announced that its acquisition of the Lilium Jets is for the purpose of enhancing connectivity by providing seamless first and last leg connections into Saudia Group’s regional hubs, and new point-to-point city connections, such as Jeddah to Makkah, which it expects to reduce travel times by up to 90%. Saudia Group expects to receive the first jets in 2026, for which operations will be managed and run by Saudia Private, a subsidiary of Saudia Group. The Lilium Jet will feature large, premium cabins with capacity for up to six passengers plus luggage.

Prior to commercialization, Saudia Group will provide strategic support in Lilium’s certification process with the General Authority of Civil Aviation (GACA), Saudi Arabia’s aviation regulatory agency.

This purchase agreement with Saudia Group marks the latest addition to Lilium’s extensive order pipeline that now consists of 106 firm orders and reservations, 76 options, and roughly 600 aircraft under MOU. Lilium is in advanced discussions with additional global carriers that are looking to reduce carbon emissions and electrify regional air travel.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Lilium is furnishing in this Report on Form 6-K Exhibit 99.2, which provides an update regarding certain parts of the Company’s public presentation that will change as result of the information in this Report.

Incorporation by Reference

The contents of this Report on Form 6-K (other than the Exhibits attached hereto) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibits attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the manner in which Lilium expects to continue to fund its operations, (iv) the expected features and specifications of the Lilium Jet, (v) the anticipated timing of the commercialization and launch of the Lilium Group’s business, including the expected timing for the first piloted flight, receiving type certification, and initial deliveries of the Lilium Jet, (vi) the Lilium Group’s agreement with Saudia for the purchase of 50 Lilium Jets, with an option for the customer to purchase an additional 50 Lilium Jets, and the potential for PDPs and Lilium’s ability to access and utilize such PDPs and the proposed development and operation of an eVTOL network in the customer’s regional hubs, and (vii) the timing and completion of signing a comprehensive agreement for aircraft fleet maintenance and support services with the customer and the future revenue streams expected therefrom. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in applicable jurisdictions and/or the other markets that it conducts or intends to conduct sales activities, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Saudia Group Signs Industry-Leading Sales Agreement With Lilium to Acquire Up to 100 eVTOL Jets
99.2	Corporate Presentation Update